Exhibit 99.3

SOLOWIN HOLDINGS Reports Unaudited Financial Results for The First Six Months of Fiscal Year 2025

Hong Kong, December 31, 2024 /PRNewswire/ -- SOLOWIN HOLDINGS (“SOLOWIN” or the “Company”, or “we”) (Nasdaq: SWIN), a leading financial services firm providing high-net-worth and institutional investors with solutions across traditional and virtual assets, today announced its unaudited financial results for the first six months of fiscal year 2025 ended September 30, 2024.

Mr. Shing Tak Tam, Chief Executive Officer of SOLOWIN, commented, “Amid macroeconomic headwinds and volatile market conditions in Hong Kong and Mainland China, SOLOWIN reports a decrease in revenue for the first six months of 2025, with a loss per share of $0.39 compared to a EPS of 0.10 for the same period in 2024.

To navigate these challenges, we have taken extensive measures to mitigate negative trends and pursue new breakthroughs and business opportunities. Our ongoing business transformation is driven by advancements in Web3 and the latest Fintech developments, as we expand partnerships with key Web3 industry players such as OSL, China AMC, and Zodia Custody. This collaboration allows us to explore emerging opportunities for sustainable growth, leveraging the rise of artificial intelligence and the expanding adoption of digital assets.

We remain confident in our brand strength, robust strategies, and commitment to long-term, sustainable growth within the financial services industry. Notably, in December 2024, SOLOWIN was shortlisted — alongside industry leaders like China AMC (HK), HSBC, Hang Seng Bank, and Fosun Wealth Holdings — to participate in the Hong Kong Monetary Authority’s (HKMA) Project Ensemble Sandbox. As part of this initiative, SOLOWIN became one of the first-phase testers, initially focusing on the “Fixed Income and Investment Funds” use case for local applications of tokenized currencies and assets.

Looking ahead, we believe our steady yet adaptable strategies, coupled with strong execution, will enable us to navigate uncertainties and seize opportunities, ultimately delivering long-term value to our shareholders.”

First Six Months of Fiscal Year 2025 Financial Results

Revenue

Revenue decreased by 60% to $1.06 million for the six months ended September 30, 2024, from $2.64 million for the same period of last year. The decrease in revenue was mainly driven by the decrease in revenue from investment advisory services.

	For the six months ended September 30,
	2024		2023
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	$75	8%	$16	1%
Investment advisory fees	318	30%	1,559	59%
Corporate consultancy service income	237	22%	-	-
Asset management income	380	36%	498	18%
Virtual assets transaction income	15	1%	-	-
Interest income	30	3%	17	1%
Referral income	-	-	550	21
Total	$1,055	100%	$2,640	100%

●	Revenue from securities brokerage commissions and handling income increased to $75,000 for the six months ended September 30, 2024, from $16,000 for the same period of 2023. The slight increase in commissions earned is due to a higher volume of trading activity in the U.S. market.

●	Revenue from investment advisory fees decreased by 80% to $318,000 for the six months ended September 30, 2024, from $1,559,000 for the same period of 2023. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients.

●	Revenue from corporate consultancy service increased to $237,000 for the six months ended September 30, 2024 and the Company did not have corporate consultancy service income for the same period of 2023. The increase was primarily driven by the acquisition of new clients and growing interest from corporate clients seeking to list in the U.S. market.

●	Revenue from asset management from related parties decreased by 24% to $380,000 for the six months ended September 30, 2024, from $498,000 for the same period of 2023. The decrease was primarily due to decrease of performance fees derived from Solomon Capital Fund SPC - Solomon Capital SP2, resulting from reduced investor subscriptions and weaker fund performance for the six months ended September 30, 2024.

●	Virtual assets transaction income of $15,000 was first recognized for the six months ended September 30, 2024. The increase is primarily attributable to the launch and growing adoption of the Company’s virtual assets services, including trading of digital assets through Solomon VA+, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF.

●	Revenue from interest income increased by $13,000, or 76% to $30,000 for the six months ended September 30, 2024, from $17,000 for the same period of 2023. The increase was primarily due to increase in outstanding deposits from the rolling balance cash clients in relation to the securities brokerage services.

●	The Company did not have referral income for the six months ended September 30, 2024, compared to $550,000 referral income for the same period of 2023. The referral income was generated by referring investors to our corporate customers or brokers for IPO subscriptions in oversea markets. The Company acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement. No such referral activities occurred for the six months ended September 30, 2024.

Expenses

Expenses increased to $7.35 million for the six months ended September 30, 2024, from $1.30 million for the same period of last year. The increase was mainly due to increase in general and administrative expenses, marketing and promotion expenses and employee benefits expenses for the six months ended September 30, 2024.

●	Commission and handling expenses – Commission and handling expenses increased to $18,000 for the six months ended September 30, 2024, from $4,000 for the same period of 2023. The increase was mainly due to more trading activities in US market and was in line with the Company’s increase in securities brokerage commissions and handling income.

●	General and administrative expenses – General and administrative expenses increased to $2,016,000 for the six months ended September 30, 2024, from $648,000 for the same period of 2023. The Company’s general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, and general office expenses. Such increase was mainly due to increase in professional and consultation fee in relation to the newly launched virtual assets business and increase in office lease expenses for new office.

●	Marketing and promotion expenses – The Company’s marketing and promotion expenses consist primarily of advertising and other promotional activities. The Company’s marketing and promotion expenses increased by $929,000, to $934,000 for the six months ended September 30, 2024, from $5,000 for the six months ended September 30, 2023. This increase includes expenses related to the Hong Kong FinTech Week 2024 and other significant marketing events which were aimed to enhance brand visibility, and promote the Company’s services to attract more investors and potential clients.

●	(Reversal of) Provision for Expected Credit Losses – The Company recorded reversal of provision for expected credit losses of $412,000 for the six months ended September 30, 2024, compared to the provision for expected credit losses of $155,000. This is mainly due to the loan receivables which were previously subject to an allowance for expected credit losses but were fully repaid in July 2024. The reversal also reflects the improved recoverability of the receivables in accordance with the Company’s credit loss policy.

●	Employee Benefits Expenses – The Company employee benefits expenses increased substantially by $3,875,000, or 788%, to $4,367,000 for the six months ended September 30, 2024, from $492,000 for the six months ended September 30, 2023. This significant increase was mainly due to the implementation of the 2023 Equity Incentive Plan under which 1,980,000 ordinary shares were issued to employees as share rewards and higher staff costs associated with retaining and recruiting employees to support the Company’s expanded business operations.

●	Referral fee – For the six months ended September 30, 2024, the Company incurred referral fee of $139,000 related to the Company’s investment banking segment. These expenses were associated with the successful referral of clients for corporate consultancy or financial advisory service. No such referral expenses were recorded during the same period in 2023.

●	Share of Results of an Associate – For the six months ended September 30, 2024, the Company recorded a share of results of an associate amounting to $27,000. This reflects the Company’s equity method accounting for the Company’s investment in an associate company.

●	Impairment loss of long-term investments – For the six months ended September 30, 2024, the Company recorded an impairment loss of $259,000 on one of the Company’s long-term investments which does not have a readily determinable fair value. No impairment losses were recorded during the same period in 2023.

(Loss) Income from Operations

Loss from operations increased to $6.29 million for the six months ended September 30, 2024, as compared to income from operations of $1.34 million for the same period of last year.

Other Income

Other income for the six months ended September 30, 2024 mainly consisted of interest income from loan receivables. No other income was received for the six months ended September 30, 2023.

Net (Loss) Income

Net loss increased to $6.26 million for the six months ended September 30, 2024, as compared to the net income of $1.25 million for the same period of last year.

Basic and Diluted (Loss) Earnings per Share

Basic and diluted loss per share increased to $0.39 for the six months ended September 30, 2024, as compared to earnings per share of $0.10 for the same period of last year.

Financial Condition

As of September 30, 2024, cash and cash equivalents increased to $2.46 million, from $2.14 million as of March 31, 2024.

Net cash provided by operating activities was $0.78 million for the six months ended September 30, 2024, compared to net cash used in operating activities of $2.37 million for the same period of last year. The decrease of $2.36 million in receivables from customers, the decrease of $0.74 million in prepaid expenses and the increase in payables to customers of $0.57 million, offset by operating loss before working capital changes of $0.30 million, were the primary drivers of the cash provided by operating activities.

Net cash provided by investing activities was $0.26 million for the six months ended September 30, 2024, mainly consisted of repayment of loan from a third party, offset by the purchase of long-term investments, compared to net cash used in investing activities of $0.02 million for the same period of last year.

Net cash provided by financing activities decreased to $0.02 million for the six months ended September 30, 2024, representing advance from related parties, compared to $6.73 million for the same period of last year.

About SOLOWIN HOLDINGS

Solowin Holdings (NASDAQ: SWIN) is a Hong Kong based financial services firm providing comprehensive one-stop financial services and solutions for high-net-worth and institutional investors worldwide. Spanning both traditional and virtual assets, Solowin’s offerings include investment banking, wealth management, asset management, and Web3, tailored to support the next generation of investors. Solowin’s wholly owned subsidiary, Solomon JFZ (Asia) Holdings Limited (“Solomon JFZ”), is one of Hong Kong’s first batch regulated virtual asset service providers. Its advanced electronic platform, Solomon VA+, is Hong Kong’s first all in one app to integrate traditional and virtual asset trading with wealth management services.

For more information, please visit the Company’s website at https://solowin.io or its investor relationship page at https://ir.solowin.io.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. We have attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the SEC including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department
Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242

Email: investors@ascent-ir.com

SOLOWIN HOLDINGS

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of September 30,	As of March 31,
	2024	2024
	$’000	$’000
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	2,459	2,140
Cash segregated for regulatory purpose	5,862	5,111
Receivables from:
Customers, net of allowance for expected credit losses of $500,000 and $516,000 as of September 30, 2024 and March 31, 2024, respectively	203	2,668
Customers - related parties, net of allowance for expected credit losses of $66,000 and $59,000 as of September 30, 2024 and March 31, 2024, respectively	333	220
Brokers-dealers and clearing organizations, net of allowance for expected credit losses of $22,000 and $15,000 as of September 30, 2024 and March 31, 2024, respectively	865	664
Prepaid expenses and other current assets, net	731	1,392
Loan receivables, net of allowance for expected credit losses of nil and $410,000 as of September 30, 2024 and March 31, 2024, respectively	-	574
Amount due from related parties	4	26
Total current assets	10,457	12,795

Non-current assets:
Investment in an associate	227	254
Long-term investments, net	401	-
Property and equipment, net	135	150
Operating right-of-use assets, net	729	1,057
Intangible assets, net	129	77
Refundable deposits	631	618
Prepaid expenses, net	403	450
Total non-current assets	2,655	2,606
TOTAL ASSETS	13,112	15,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	5,682	5,111
Payables to clearing organizations	170	-
Accruals and other current liabilities	303	232
Contract liabilities	151	-
Income taxes payable	55	55
Operating lease liabilities - current	534	631
Amount due to a director	3	3
Amount due to a related party	6	6
Total current liabilities	6,904	6,038

Non-current liabilities:
Operating lease liabilities - non-current	196	439
Total non-current liabilities	196	439
TOTAL LIABILITIES	7,100	6,477

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares (US$0.0001 par value per share; 1,000,000,000 shares authorized; 15,980,000 and 15,500,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024)	2	1
Additional paid-in capital	18,219	14,908
Accumulated losses	(12,239)	(5,984)
Accumulated other comprehensive income (losses)	30	(1)
Total shareholders’ equity	6,012	8,924

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,112	15,401

SOLOWIN HOLDINGS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND
COMPREHENSIVE (LOSS) INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the six months ended September 30,
	2024	2023
	$’000	$’000
Revenues
Securities brokerage commissions and handling income	75	16
Investment advisory fees	318	1,559
Corporate consultancy service income	237	-
Asset management income - related parties	380	498
Virtual assets transaction income	15	-
Interest income	30	17
Referral income	-	550
Total revenues	1,055	2,640

Expenses
Marketing and promotion expenses	934	5
Commission and handling expenses	18	4
Professional fee	539	180
Information technology expenses	309	208
Office expenses	447	113
(Reversal of) provision for expected credit losses	(412)	155
Employee benefits expenses	4,367	492
Referral fee	139	-
Share of results of an associate	27	-
Impairment loss of long-term investments	259	-
General and administrative expenses	721	147
Total expenses	7,348	1,304

Other income
Interest income	34	-
Other income	4	-
Total other income	38	-

(Loss) income before income tax expense	(6,255)	1,336

Income tax expense	-	88

Net (loss) income	(6,255)	1,248

Other comprehensive income
Foreign currency translation adjustment	31	10
Total comprehensive (loss) income	(6,224)	1,258

Basic and diluted net (loss) income per share	(0.39)	0.10
Weighted average number of shares outstanding - basic and diluted	15,961,639	12,252,747